SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                           Select Software Tools, Ltd.
                    -----------------------------------------
                                (Name of Issuer)

                                 Sponsored ADR's
                    -----------------------------------------
                         (Title of Class of Securities)

                                    816200109
                    -----------------------------------------
                                 (CUSIP Number)


                                  Erinch Ozada
                              Archery Capital, LLC
                           237 Park Avenue, Suite 801
                               New York, NY 10017
                            Telephone: (212) 808-7484
                    -----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                December 15, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Archery Capital, LLC
         Tax Identification Number 13-3884177

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)       AF


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|

(6)      Citizenship or Place of Organization    United States


--------------------
    Number of                    (7)    Sole Voting Power
      Shares
   Beneficially                  (8)    Shared Voting Power    832,250
     Owned by                                               ----------
       Each                      (9)    Sole Dispositive Power
    Reporting
      Person                    (10)    Shared Dispositive Power    832,250
       With                                                       ---------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    832,250
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|

CUSIP No.  015351109

(13)     Percent of Class Represented by Amount in Row (11)    8.1%
                                                            -------


(14)     Type of Reporting Person (See Instructions)   IN

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Fund Limited


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)       WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|

(6)      Citizenship or Place of Organization     British Virgin Islands


--------------------
    Number of                    (7)    Sole Voting Power
      Shares
   Beneficially                  (8)    Shared Voting Power    832,250
     Owned by                                               ----------
       Each                      (9)    Sole Dispositive Power
    Reporting
      Person                    (10)    Shared Dispositive Power    832,250
       With                                                       ---------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    832,250
                                                                      ----------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|

CUSIP No.  015351109

(13)     Percent of Class Represented by Amount in Row (11)    8.1%
                                                            -------


(14)     Type of Reporting Person (See Instructions)   IC

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse USA Partners, L.P.


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)       WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|

(6)      Citizenship or Place of Organization     Delaware


--------------------
    Number of                    (7)    Sole Voting Power
      Shares
   Beneficially                  (8)    Shared Voting Power    832,250
     Owned by                                               ----------
       Each                      (9)    Sole Dispositive Power
    Reporting
      Person                    (10)    Shared Dispositive Power    832,250
       With                                                       ---------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    832,250
                                                                      ----------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|

CUSIP No.  015351109

(13)     Percent of Class Represented by Amount in Row (11)    8.1%
                                                            -------


(14)     Type of Reporting Person (See Instructions)   IC

CUSIP No.  015351109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Genesis Fund Limited


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)       WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|

(6)      Citizenship or Place of Organization     British Virgin Islands


--------------------
    Number of                    (7)    Sole Voting Power
      Shares
   Beneficially                  (8)    Shared Voting Power    832,250
     Owned by                                               ----------
       Each                      (9)    Sole Dispositive Power
    Reporting
      Person                    (10)    Shared Dispositive Power    832,250
       With                                                       ---------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    832,250
                                                                      ----------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|

CUSIP No.  862685104

(13)     Percent of Class Represented by Amount in Row (11)    8.1%
                                                            -------


(14)     Type of Reporting Person (See Instructions)   IC

CUSIP No.  015351109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse Genesis USA Partners, L.P.


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)       WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|

(6)      Citizenship or Place of Organization     Delaware


--------------------
    Number of                    (7)    Sole Voting Power
      Shares
   Beneficially                  (8)    Shared Voting Power    832,250
     Owned by                                               ----------
       Each                      (9)    Sole Dispositive Power
    Reporting
      Person                    (10)    Shared Dispositive Power    832,250
       With                                                       ---------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    832,250
                                                                      ----------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|

CUSIP No.  015351109

(13)     Percent of Class Represented by Amount in Row (11)    8.1%
                                                            -------


(14)     Type of Reporting Person (See Instructions)   IC

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Sponsored ADRs, par value $0.0001 per share (the "Securities"), of Select Software Tools, Ltd. (the "Issuer"), a company formed under the laws of the United Kingdom, with its principal executive offices located at Westmoreland House, 80-86 Bath Road, Cheltenham, Gloucester, England GL53 7JT. This Amendment No. 1 amends the statement on Schedule 13D (the "Statement") dated November 21, 1997 and filed by the Reporting Persons (as defined therein).

Item 2.  Identity and Background.

                  Item 2 is amended as follows:

                  (a) This statement is being filed by Archery Capital, LLC, a Delaware limited liability company, Pharos Fund Limited, a company organized under the laws of the British Virgin Islands, Lighthouse Partners USA, L.P., a Delaware limited partnership, Pharos Genesis Fund Limited, a company organized under the laws of the British Virgin Islands, and Lighthouse Genesis Partners USA, L.P., a Delaware limited partnership (collectively, the "Reporting Persons").

                  Archery Capital, LLC is a Delaware limited liability company, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Archery Capital, LLC is a privately-placed unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, Archery Capital, LLC has acted as the investment adviser to fewer than 15 clients, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended.

                  Pharos Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is an unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated April 30, 1996 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Lighthouse Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Limited Partnership Agreement dated January 1, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P.

                  Pharos Genesis Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is a privately-placed unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated November 13, 1997 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Lighthouse Genesis Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Genesis Limited Partnership Agreement dated October 30, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Genesis Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Genesis Partners USA, L.P.

                  (b)-(c), (f) The directors and executive officers of Archery Capital, LLC and Pharos Fund Limited are set forth on Schedule I and Schedule II, respectively, attached hereto, and the general partners of Lighthouse Partners USA, L.P. are set forth on Schedule III, attached hereto. The directors and executive officers of Pharos Genesis Fund Limited are set forth on Schedule IV, attached hereto, and the general partners of Lighthouse Genesis Partners USA, L.P. are set forth on Schedule V, attached hereto. Schedule I, Schedule II,
Schedule III, Schedule IV and Schedule V set forth the following information with respect to each such person:

                           (i)   name;

                           (ii) business address (or residence address where indicated);

                           (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                           (iv)  citizenship.

                  (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is amended to read as follows:

                  On November 25, 1997 (the "Initial Reporting Date"), the Reporting Persons filed the Statement reporting its beneficial ownership of 649,750 shares of Securities of the Issuer, representing approximately 6.3% of the outstanding Securities of the Issuer. On December 2, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use its working capital to purchase 21,000 shares of Securities of the Issuer in market transactions (the "December 2 Transaction"). On December 3, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Genesis Advisory Agreement, caused Pharos Genesis Fund Limited to use its working capital to purchase 44,000 shares of Securities of the Issuer in market transactions; also on December 3, 1997, Archery Capital, LLC, pursuant to its authority under the Lighthouse Genesis Limited Partnership Agreement, caused Lighthouse Genesis Partners USA, L.P. to purchase 6,000 shares of Securities of the Issuer in market transactions (collectively, the "December 3 Transactions"). As a result of the December 2 and 3 Transactions, the Reporting Persons beneficially owned 720,750 shares, representing approximately 7.0% of the outstanding Securities, which constitutes an increase of 71,000 shares or 0.7% from the amount beneficially owned on the Initial Reporting Date.

On December 15, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Genesis Advisory Agreement, caused Pharos Genesis Fund Limited to use its working capital to purchase 101,500 shares of Securities of the Issuer in market transactions (the "December 15 Transaction"). As a result of the December 15 Transaction, the Reporting Persons beneficially owned 822,250 shares, representing approximately 8.0 of the outstanding Securities, which constitutes an increase of 172,500 shares or 1.7% from the amount beneficially owned on the Initial Reporting Date.

On December 19, 1997, Archery Capital, LLC, pursuant to its authority under the Lighthouse Limited Partnership Agreement, caused Lighthouse Partners USA, L.P. to purchase 10,000 shares of Securities of the Issuer in market transactions (the "December 19 Transaction"). As a result of the December 19 Transaction, the Reporting Persons beneficially owned 832,250 shares, representing approximately
8.1 of the outstanding Securities, which constitutes an increase of 182,500 shares or 1.8% from the amount beneficially owned on the Initial Reporting Date.

                  None of the Reporting Persons have acquired any additional shares of Securities of the Issuer since November 14, 1997.

Item 4.  Purpose of Transaction.

                  Item 4 is amended to read as follows:

                  As described more fully in Item 3 above, this statement relates to the acquisition of beneficial ownership of 182,500 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of sponsored ADRs or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is amended to read as follows:

                  (a)-(b) As a result of the December 2, 3, 15, and 19 Transactions, the Reporting Persons may be deemed to be the beneficial owners of 832,250 shares of Securities. Based upon information received from Select Software Tools, Ltd., such Securities constitute approximately 8.1% of the issued and outstanding Securities. As described above in Item 2, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited, Lighthouse Partners USA, L.P., Pharos Genesis Fund Limited and Lighthouse Genesis Partners USA, L.P., respectively. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 832,250 shares of Securities.

                  (c) Except as disclosed in Item 3, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in
Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V, has effected any transaction in the Securities during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended to read as follows:

                  Pursuant to the Pharos Advisory Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Pharos Fund Limited.

                  Pursuant to the Lighthouse Limited Partnership Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Lighthouse Partners USA, L.P.

                  Pursuant to the Pharos Genesis Advisory Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Genesis Fund Limited. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Pharos Genesis Fund Limited.

                  Pursuant to the Lighthouse Genesis Limited Partnership Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Lighthouse Genesis Partners USA, L.P. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Lighthouse Genesis Partners USA, L.P.

                  Other than the investment management agreement and the relationship mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit                     Description
-------                     -----------

A. Advisory Agreement between Archery Capital, LLC and Pharos Genesis Fund Limited, dated November 13, 1997 (the "Pharos Genesis Advisory Agreement").

B. Limited Partnership Agreement of Lighthouse Genesis Partners USA, L.P., dated October 30, 1997 (the "Lighthouse Genesis Limited Partnership Agreement").

C. Joint Filing Agreement among Archery Capital, LLC, Pharos Fund Limited, Pharos Genesis Fund Limited, Lighthouse Partners USA, L.P., and Lighthouse Genesis Partners USA, L.P.

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


December 23, 1997                                    ARCHERY CAPITAL, LLC


                                                     By:  /s/   Erinch Ozada
                                                     ---------------------------
                                                     Name:  Erinch Ozada
                                                     Title: Managing Member

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


December 23, 1997                                    PHAROS FUND LIMITED



                                                     By:  /s/   Philip C. Pedro
                                                     ---------------------------
                                                     Name:  Philip C. Pedro
                                                     Title: Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


December 23, 1997                           LIGHTHOUSE PARTNERS USA, L.P.


                                            By:      ARCHERY CAPITAL, LLC
                                                     its General Partner


                                                     By:  /s/   Erinch Ozada
                                                     ---------------------------
                                                     Name:  Erinch Ozada
                                                     Title: Managing Member

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


December 23, 1997                                    PHAROS GENESIS FUND LIMITED



                                                     By:  /s/   Alan L. Brown
                                                     ---------------------------
                                                     Name:  Alan L. Brown
                                                     Title: Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


December 23, 1997                          LIGHTHOUSE GENESIS PARTNERS USA, L.P.


                                           By:      ARCHERY CAPITAL, LLC
                                                    its General Partner


                                                    By:  /s/   Erinch Ozada
                                                    ---------------------------
                                                    Name:  Erinch Ozada
                                                    Title:    Managing Member

                                   Schedule I


                  The name and present principal occupation of each of the executive officers and directors of Archery Capital, LLC are set forth below.

================================================================================
          Name and             Position with Reporting     Principal Occupation
         Citizenship                   Person              and Business Address
--------------------------------------------------------------------------------
Erinch Ozada                   Managing Member             Managing Member
                                                           Archery Capital, LLC
Republic of Cyprus citizen                                 237 Park Avenue
                                                           Suite 801
                                                           New York, NY 10017
================================================================================

                                   Schedule II


                  The name and present principal occupation of each of the executive officers and directors of Pharos Fund Limited are set forth below.

================================================================================
                         Position with Reporting     Principal Occupation
        Name                     Person              and Business Address
--------------------------------------------------------------------------------
Alan L. Brown            Secretary and Director      Executive Vice President
                                                     Winchester Global Trust
British citizen                                      Company Limited
                                                     Williams House
                                                     20 Reid Street
                                                     Hamilton HM 11
                                                     Bermuda
--------------------------------------------------------------------------------
Patrik Hannell           Director                    Executive Vice President
                                                     Hannells Industrier
Swedish citizen                                      Kvekatorpsvagen 25
                                                     Box 174
                                                     Falkenberg, 311 22
                                                     Sweden
--------------------------------------------------------------------------------
Oskar P. Lewnowski       Director                    Chairman and Director
                                                     Olympia Capital
Austrian citizen                                     International Inc.
                                                     Williams House
                                                     20 Reid Street
                                                     Hamilton HM 11
                                                     Bermuda
--------------------------------------------------------------------------------
Zakiya M. Alireza        Director                    Loutfy Mansour
                                                     International Distribution
Egyptian citizen                                     Co.
                                                     9, Maksoud Pasha Street
                                                     P.O. Box 726
                                                     Alex.
                                                     Smouha-Alexandria
                                                     Egypt
--------------------------------------------------------------------------------
Paul S. Schreiber        Director                    Partner
                                                     Shearman & Sterling
United States citizen                                599 Lexington Avenue
                                                     New York, New York
                                                     10022

--------------------------------------------------------------------------------
Philip C. Pedro          Alternate Director          Consultant
                                                     'Philobie'
British Citizen                                      3 Park View Lane
                                                     Devonshire DV03
                                                     Bermuda
================================================================================

                                  Schedule III


                  The names and present principal occupations of each of the general partners of Lighthouse Partners USA, L.P. are set forth below.

================================================================================
                         Position with Reporting     Principal Occupation
        Name                     Person              and Business Address
--------------------------------------------------------------------------------
Archery Capital, LLC     General Partner             Investment advisory
                                                     services
                                                     237 Park Avenue
                                                     Suite 801
                                                     New York, NY 10017
--------------------------------------------------------------------------------
Lighthouse Management,   General Partner             Fund administrative
Inc.                                                 services
                                                     237 Park Avenue
                                                     Suite 801
                                                     New York, NY 10017
================================================================================

                                   Schedule IV


                  The name and present principal occupation of each of the executive officers and directors of Pharos Genesis Fund Limited are set forth below.

================================================================================
                         Position with Reporting     Principal Occupation
        Name                     Person              and Business Address
--------------------------------------------------------------------------------
Alan L. Brown            Secretary and Director      Executive Vice President
                                                     Winchester Global Trust
British citizen                                      Company Limited
                                                     Williams House
                                                     20 Reid Street
                                                     Hamilton HM 11
                                                     Bermuda
--------------------------------------------------------------------------------
Patrik Hannell           Director                    Executive Vice President
                                                     Hannells Industrier
Swedish citizen                                      Kvekatorpsvagen 25
                                                     Box 174
                                                     Falkenberg, 311 22
                                                     Sweden
--------------------------------------------------------------------------------
Oskar P. Lewnowski       Director                    Chairman and Director
                                                     Olympia Capital
Austrian citizen                                     International Inc.
                                                     Williams House
                                                     20 Reid Street
                                                     Hamilton HM 11
                                                     Bermuda
--------------------------------------------------------------------------------
Zakiya M. Alireza        Director                    Loutfy Mansour
                                                     International Distribution
Egyptian citizen                                     Co.
                                                     9, Maksoud Pasha Street
                                                     P.O. Box 726
                                                     Alex.
                                                     Smouha-Alexandria
                                                     Egypt
--------------------------------------------------------------------------------
Paul S. Schreiber        Director                    Partner
                                                     Shearman & Sterling
United States citizen                                599 Lexington Avenue
                                                     New York, New York
                                                     10022

--------------------------------------------------------------------------------
Philip C. Pedro           Alternate Director         Consultant
                                                     'Philobie'
British Citizen                                      3 Park View Lane
                                                     Devonshire DV03
                                                     Bermuda

================================================================================

                                   Schedule V


                  The names and present principal occupations of each of the general partners of Lighthouse Genesis Partners USA, L.P. are set forth below.

================================================================================
                             Position with Reporting       Principal Occupation
        Name                         Person                and Business Address
--------------------------------------------------------------------------------
Archery Capital, LLC         General Partner               Investment advisory
                                                           services
                                                           237 Park Avenue
                                                           Suite 801
                                                           New York, NY 10017
--------------------------------------------------------------------------------
Lighthouse Management,       General Partner               Fund administrative
Inc.                                                       services
                                                           237 Park Avenue
                                                           Suite 801
                                                           New York, NY 10017
================================================================================

                                  EXHIBIT INDEX


================================================================================
Exhibit                                 Description                     Page No.
--------------------------------------------------------------------------------
 A.                    Advisory Agreement between Archery Capital,
                       LLC and Pharos Genesis Fund Limited, dated
                       November 13, 1997
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 B.                    Limited Partnership Agreement of Lighthouse
                       Genesis Partners USA, L.P., dated October
                       30, 1997
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 C.                    Joint Filing Agreement among Archery
                       Capital, LLC, Pharos Fund Limited, Pharos
                       Genesis Fund Limited, Lighthouse Partners
                       USA, L.P., and Lighthouse Genesis Partners
                       USA, L.P.
================================================================================

                                                                      Exhibit C.

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1997, (the "Schedule 13D"), with respect to the Sponsored ADRs, par value $0.0001 per share, of Select Software Tools, Ltd. is, and any amendments thereto, including Amendment No. 1 to the Schedule 13D dated December 23, 1997 (the "Amendment No. 1") executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of December, 1997.


ARCHERY CAPITAL, LLC                          PHAROS FUND LIMITED


By:  /s/   Erinch Ozada                       By:  /s/   Philip C. Pedro
    ------------------------                      ---------------------------
Name:  Erinch Ozada                           Name:  Philip C. Pedro
Title:    Managing Member                     Title:    Secretary




PHAROS GENESIS FUND LIMITED                   LIGHTHOUSE PARTNERS USA, L.P.

                                              By:      ARCHERY CAPITAL, LLC
By:  /s/   Philip C. Pedro                    its General Partner
    ------------------------                      ---------------------------
Name:  Philip C. Pedro
Title:    Secretary
                                              By:  /s/   Erinch Ozada
                                                  ---------------------------
                                              Name:  Erinch Ozada
                                              Title:    Managing Member

                                                                      Exhibit C.


LIGHTHOUSE GENESIS PARTNERS
USA, L.P.

By:      ARCHERY CAPITAL, LLC
its General Partner


By:  /s/   Erinch Ozada
    ------------------------
Name:  Erinch Ozada
Title:    Managing Member